SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number 1-6089

H&R Block Retirement Savings Plan

(Full title of the Plan)

H&R BLOCK, INC.
4400 Main Street
Kansas City, Missouri 64111
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

The H&R Block Retirement Savings Plan
Index to Financial Statements and Supplemental Information

Page

Report of Independent Accountants	1

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2001 and December 31, 2000	2

Statement of Changes in Net Assets Available for Benefits, For the Year Ended December 31, 2001	3

Notes to Financial Statements	4-10

Supplemental Information: *

Schedule G, Part III — Schedule of Nonexempt Transactions for the year ended December 31, 2001	11

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2001	12

Signatures	13

Exhibit

Consent of Independent Accountants (Exhibit 23)	14

*A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions, which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption. Schedules of loans, fixed income obligations, and leases in default or uncollectible are not presented, since such loans, fixed income obligations, or leases are not present.

Report of Independent Accountants

To the Participants and Administrator of
the H&R Block Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the H&R Block Retirement Savings Plan (the “Plan”) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule G, Part III – Schedule of Nonexempt Transactions for the year ended December 31, 2001 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Kansas City, Missouri
June 28, 2002

The H&R Block Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	December 31,

	2001	2000

Assets

Investments, at fair value:

H&R Block, Inc. common stock fund	$6,278,117	$—

Mutual funds	172,318,771	94,064,171

Participant loans	1,950,857	2,108,111

Total investments	180,547,745	96,172,282

Receivables:

Employer contributions	153,418	31,786

Participant contributions	696,608	475,919

SmartRetirement: The OLDE 401(k) Plan and Trust transfer	33,993,519	—

H&R Block Profit Sharing Retirement Plan transfer	—	74,964,039

Total receivables	34,843,545	75,471,744

Total assets	215,391,290	171,644,026

Liabilities

Accrued administrative expenses	45,453	—

Net assets available for benefits	$215,345,837	$171,644,026

The accompanying notes are an integral part of these financial statements.

The H&R Block Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2001

For the Year Ended
December 31, 2001

Additions:

Investment income:

Dividends and interest	$7,449,609

Net depreciation in fair value of investments	(10,093,363)

(2,643,754)

Contributions:

Employer	11,045,985

Participant	14,208,476

25,254,461

Other:

Transfer from SmartRetirement:

The OLDE 401(k) Plan and Trust	33,993,519

Total additions	56,604,226

Deductions:

Benefits paid to participants	12,239,648

Administrative expenses	662,767

Total deductions	12,902,415

Net increase in net assets available for benefits	43,701,811

Net assets available for benefits

Beginning of year	171,644,026

End of year	$215,345,837

The accompanying notes are an integral part of these financial statements.

The H&R Block Retirement Savings Plan

Notes to Financial Statements

December 31, 2001

1.	Description of the Plan

The H&R Block Retirement Savings Plan (the “Plan”) is a contributory, defined contribution plan sponsored by HRB Management, Inc. (the “Company”) for its employees and the employees of certain of its affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Prior to May 1, 2000, the Plan reported on a fiscal year ended April 30. Subsequent to May 1, 2000, the Plan changed its year end to December 31.

The Plan became effective on January 1, 1985, and was originally known as the H&R Block Savings Plan. On December 31, 2000, the H&R Block Profit Sharing Plan merged into the H&R Block Savings Plan, and sponsorship of the H&R Block Savings Plan transferred to the Company from H&R Block Tax Services, Inc., an affiliate of the Company. As a result of the merger of the two plans, the net assets of the H&R Block Profit Sharing Retirement Plan are presented as a receivable at December 31, 2000 on the statement of net assets available for benefits. These net assets (principally cash) were transferred to the Plan by March 2, 2001.

Effective January 1, 2001, the Company amended and restated the Plan to, among other things, rename the H&R Block Savings Plan the H&R Block Retirement Savings Plan, and select a new trustee, custodian, and recordkeeper for the Plan. In addition, the Plan began offering a wider selection of investment options for its participants to choose from, including the H&R Block, Inc. Common Stock Fund (the “Common Stock Fund”). The Common Stock Fund uses “unit” accounting. As a unitized stock fund, the Common Stock Fund holds primarily H&R Block, Inc. Common Stock and a small percentage of cash and short-term instruments, while participants hold units of the Common Stock Fund.

During December 2001, the Company approved a plan to merge the SmartRetirement: The OLDE 401(k) Plan and Trust into the Plan effective December 31, 2001, which was sponsored by OLDE Financial Corporation, another affiliate of the Company. As a result of this decision to merge, the net assets of the SmartRetirement: The OLDE 401(k) Plan and Trust are presented as a receivable at December 31, 2001 on the statement of net assets available for benefits. These net assets were transferred to the Plan by February 22, 2002.

The following description provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.

Eligibility
The timing of an employee’s eligibility for participation in the Plan may depend on whether the employee is classified as a nonseasonal employee or seasonal employee. With respect to participant contributions and employer matching contributions: (a) nonseasonal employees are eligible to participate in the Plan beginning the first day of the month following or coinciding with the date they complete 1,000 “Hours of Service,” as

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2001

such term is defined in the Plan, during any twelve-month period, and (b) seasonal employees are eligible to participate in the Plan beginning with the first participation date (January 1 or July 1) following or coinciding with the date they complete a “Year of Service,” as such term is defined in the Plan. With respect to employer profit sharing contributions, both nonseasonal and seasonal employees are eligible to participate beginning the first day of the Plan year that immediately precedes or is coincident with the date the employee completes a “Year of Service.”

Contributions
Participants may make pre-tax contributions from two to fifteen percent of their compensation. The Company may make discretionary matching contributions of up to twenty-five percent of a participant’s pre-tax contributions, not to exceed six percent of the participant’s compensation. The Company may make discretionary profit sharing contributions, which will be allocated among participant accounts based on the participant’s eligible compensation. For the year ended December 31, 2001, the Company contributed $1,473,376 and $9,572,609 for the matching contribution and the profit sharing contribution, respectively.

Vesting
Participants’ contributions and earnings thereon are fully vested and nonforfeitable at all times. Participants vest in employer contributions and earnings thereon on a graduated scale from two to six years of service and become fully vested at the end of six years or upon death, permanent disability, attainment of normal retirement age (age 65) or, for affected employees, termination of the Plan.

Forfeitures
A participant forfeits the unvested portion of his/her account on the last day of the plan year in which the participant incurs the fifth of five consecutive one-year breaks in service. Forfeitures for the plan year are used to reduce employer matching contributions or to reduce the administrative expenses of the Plan. For the year ended December 31, 2001 the amount forfeited was $1,279,841. Forfeitures of $553,337 were used to pay Plan administrative expenses during the year ended December 31, 2001.

Earnings
Earnings are allocated each day to participant accounts based upon the participant’s balance in each investment option as a percentage of the Plan’s balance in the respective investment option.

Loans
Participant loans must be at least $1,000 and are limited to the lesser of $50,000 or fifty percent of the participant’s vested account balance. Interest is prime plus one percent. Loans are payable over one to five years except for loans for the purchase of a residence, which may be longer.

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2001

Distributions
Generally, distributions may not be made to a participant, or in the case of death, a participant’s beneficiary, until administratively feasible following the earliest of the participant’s death, disability, or termination of employment. Distributions are in the form of a lump sum cash payment.

Termination
Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Investments
Participants may direct to have their accounts invested in one or more of the following investments. These funds and their investment strategies, as described in the respective prospectuses, are as follows:

•	H&R Block Common Stock Fund: Seeks to provide a high rate of return by investing primarily in the stock of H&R Block, Inc., and holds a small percentage in cash and short-term investments.

•	Columbia Small Cap Fund: Seeks to provide long-term capital appreciation by investing at least 65 percent of it net assets in common stocks, or in securities convertible into common stocks, of small capitalization companies.

•	INVESCO Dynamics Fund: Seeks to provide long-term capital appreciation by investing primarily in common stocks of mid-sized U.S. companies, as well as preferred stocks, convertible securities, and bonds.

•	Legg Mason Value Trust Fund: Seeks to provide long-term capital appreciation by investing primarily in stocks that, in the fund manager’s opinion, are being offered at large discounts to the manager’s assessment of their intrinsic value.

•	MFS Research Fund: Seeks to provide long-term capital appreciation by investing at least 80 percent of its net assets in common stocks, or in securities convertible into common stocks, of companies of any size.

•	PIMCO Total Return Fund: Seeks to provide maximum total return, consistent with preservation of capital, by investing at least 65 percent of its assets in a diversified portfolio of fixed income instruments of varying maturities, primarily investment grade debt securities.

•	Strong Blue Chip 100 Fund: Seeks long-term capital appreciation as well as current income by investing in the common stocks of the 100 largest market capitalization companies primarily traded in the U.S.

•	Strong Opportunity Fund: Seeks to provide long-term capital appreciation by investing in stocks of medium-capitalization companies that the fund’s manager believes are underpriced, yet have attractive growth prospects.

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2001

•	T. Rowe Price International Stock Fund: Seeks to provide long-term capital appreciation through investments, primarily in the common stocks of established non-U.S. companies.

•	Vanguard Institutional Index 500: Seeks to provide long-term capital appreciation and match the performance of the S&P 500 Index, by investing all or substantially all of its assets in the stocks that make up the Index.

•	Vanguard International Value Fund: Seeks to provide long-term capital appreciation and current income by investing in a diversified group of large and medium-sized companies based outside of the United States.

•	Vanguard Prime Money Market Fund: Seeks to provide current income while preserving capital and maintaining liquidity by investing in short-term, high quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

•	Vanguard Wellington Fund: Seeks to provide conservation of capital, a moderate level long-term capital appreciation and current income, by investing 60 to 70 percent of its assets in dividend paying stocks of established large and medium-sized companies.

Participants should refer to the respective prospectuses for a more complete description of the investment objectives and strategies of each fund option.

2.	Significant Accounting Policies

Basis of Accounting The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition
H&R Block, Inc. Common Stock is stated at fair value as determined by the market closing price on the last business day of the plan year. Mutual funds are stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Expenses All administrative expenses of the Plan are paid by the Plan, except to the extent paid by the Company.

Payment of Benefits Benefits are recorded when paid.

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2001

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.	Investments

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

For the Year Ended
December 31,
2001

Common stock Fund	$1,235,755

Mutual funds	(11,329,118)

$(10,093,363)

Individual investments that represent five percent or more of the fair value of the Plan’s net assets are as follows:

	December 31,

	2001	2000

Legg Mason Value Trust Fund	$32,414,672	$—

Vanguard Institutional Index 500	31,800,732	31,101,077

Vanguard Prime Money Market Fund	16,966,468	14,402,628

Vanguard Wellesley Income Fund	—	12,517,206

Vanguard Wellington Fund	80,996,160	—

Vanguard Windsor Fund	—	33,545,205

4.	Plan Committees and Trustee

The Plan provides for selection of an administrative committee, a plan administrator and a trustee by the Board of Directors of the Company. The administrative committee is responsible for the general administration of the plan and the interpretation of its provisions. The plan administrator is responsible for the reporting and disclosure requirements under ERISA. As of January 1, 2001, BNY Midwest Trust Company replaced Vanguard Fiduciary Trust Company as the Plan’s trustee.

5.	Benefits Payable

The Plan does not record a liability relating to the obligations for benefit payments to terminated employees. The Plan’s Form 5500 reflects the liability in the year of

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2001

termination. As of December 31, 2001, net assets available for benefits included assets of $4,310 due to participants who have terminated employment with the Company. No amounts were due to terminated participants as of December 31, 2000 as the plan administrator initiated a “Black Out” period beginning December 1, 2000 through mid-February 2001 in conjunction with the transfer of assets from the H&R Block Profit Sharing Retirement Plan to the Plan. No distribution requests were received or processed during the “Black Out” period.

6.	Income Tax Status of the Plan

The Plan received a favorable determination letter from the Internal Revenue Service dated September 20, 1995. The Plan has been amended since receiving the letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Related Party Transactions

As of December 31, 2001, the Plan’s investment portfolio includes an investment in the Common Stock of H&R Block, Inc., a party-in-interest to the Plan.

The Plan’s recordkeeper, RSM McGladrey (“RSM”), is an affiliate of the Company and received $623,467 in administrative fees and reimbursements during the year ended December 31, 2001. As of December 31, 2001, administrative fees payable to RSM totaled $36,150 and are included in accrued administrative expenses in the Statement of Net Assets Available for Benefits.

The Plan’s custodian, H&R Block Financial Advisors, is an affiliate of the Company.

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard. During 2000, Vanguard acted as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

8.	Subsequent Event

In December 2001, the Plan was amended and restated to, among other things, allow participants to make pre-tax contributions from two to fifty percent of their compensation, and a discretionary employer matching contribution of up to 100 percent of a participant’s contributions not to exceed five percent of the participant’s compensation. In addition, vesting in any employer matching contributions made, including those already contributed, and earnings thereon is immediate. These amendments are effective as of January 1, 2002 for participants employed by a participating employer in the “Investment Services Line of Business,” as such term is defined by the Plan, and July 1, 2002 for all other participants. Additionally, individual brokerage accounts were added as an investment option during

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2001

February 2002 for participants employed by a participating employer in the Investment Services Line of Business and as of April 1, 2002 for all other participants.

The Plan collected the entire amount of the SmartRetirement: The OLDE 401(k) Plan and Trust receivable that existed at December 31, 2001 by February 22, 2002.

The H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002

Schedule G, Part III — Schedule of Nonexempt Transactions

For the year ended December 31, 2001

	(b)	(c)
(a)	Relationship	Description of
Party Involved	to the Plan	Transaction

HRB Management, Inc.	Plan sponsor	Deferrals of $41,913 withheld during the month of January 2001 were not remitted until March 9, 2001.

Columns (d) through (j) are not applicable.

The H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2001

	Shares Held	Current
Identity of Issue or Borrower	or Interest Rate	Value

H&R Block, Inc. Common Stock Fund *

H&R Block, Inc. common stock	132,765	$5,934,596

Cash and other assets, net	343,521	343,521

		6,278,117

Mutual funds:

Columbia Small Cap Fund	47,745	1,059,949

INVESCO Dynamics Fund	58,308	928,852

Legg Mason Value Trust Fund	612,406	32,414,672

MFS Research Fund	19,942	374,910

PIMCO Total Return Fund	167,556	1,752,632

Strong Blue Chip 100 Fund	51,319	634,303

Strong Opportunity Fund	37,556	1,475,564

T. Rowe Price International Stock Fund	32,057	352,304

Vanguard Institutional Index 500	303,182	31,800,732

Vanguard Prime Money Market Fund	16,966,468	16,966,468

Vanguard Wellington Fund	2,971,246	80,996,160

Vanguard International Value Fund	128,488	2,835,721

Reserve Funds Primary Fund	726,504	726,504

		172,318,771

Participant Loans	5.6% to 11.0% per annum	1,950,857

Total investments		$180,547,745

                 *Party-in-interest

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H&R Block Retirement Savings Plan

Date	July 1, 2002	By:	/s/ Mark A. Ernst

Mark A. Ernst President and Chief Executive Officer H&R Block, Inc.